UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: March 26, 2024

Worthy Property Bonds, Inc.

(Exact name of issuer as specified in its charter)

86-3192320

(I.R.S. Employer Identification Number)

11175 Cicero Drive, Suite 100, Alpharetta, Georgia 30022

(Full mailing address of principal executive office)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 3(a).	Material Modification to Rights of Securityholders

In November 2023, Worthy Property Bonds, Inc. (the “Company”) approved an increase to the interest rate of its bonds from 6% APY to 7% APY for the twelve month period from November 13, 2023 to November 12, 2024. The Company has recently approved an extension of the 7% APY interest rate until January 1, 2026, at which time the interest rate shall automatically revert back to 6% APY.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Property Bonds, Inc.

March 27, 2024	By:	/s/ Dara Albright
Dara Albright
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

March 27, 2024	By:	/s/ Dara Albright
Dara Albright
President, Chief Executive Officer, Chief Marketing Officer and Director

March 27, 2024	By:	/s/ Sally Outlaw
Sally Outlaw
Director

March 27, 2024	By:	/s/ Alan Jacobs
Alan Jacobs
Treasurer (Chief Financial Officer), Secretary and Director